Multimedia

RELEASE

82-5059

PT Multimedia 2004 First Half Results

Lisbon, Portugal, 7 September 2004 – PT Multimedia announced today its audited results for the first half ending 30 June 2004.

Consolidated operating revenues amounted to Euro 360.1 million in the first half of 2004. EBITDA reached Euro 91.0 million, equivalent to a margin of 25.3%. EBITDA minus Capex reached Euro 64.7 million. Net income for the period amounted to Euro 30.6 million (Euro 3.1 million in the first half of 2003) while net debt totalled Euro 56.2 million at the end of June 2004.

The Pay TV and Broadband Internet business was the main growth driver of PT Multimedia, underpinned by the expansion of its customer base and take-up of broadband Internet. Pay TV and Broadband Internet EBITDA margin continued to expand, reaching 36.1% in the second quarter of 2004, an increase of 8.6pp compared to 27.5% in the same period last year.

PT Multimedia's financial statements have been prepared in accordance with Portuguese GAAP and include certain reclassifications in order to conform more closely to an international presentation format.

Table 1 – Financial Highlights

Euro million	2Q04	2Q03	y.o.y	q.o.q	1H04	1H03	y.o.y
Operating Revenues	183.7	162.6	13.0%	4.2%	360.1	326.1	10.4%
Pay TV and Broadband Internet	122.9	105.4	16.5%	4.6%	240.3	207.8	15.6%
Operating Costs excluding D&A	134.8	133.2	1.2%	0.4%	269.1	269.3	(0.1%)
Pay TV and Broadband Internet	78.5	76.4	2.7%	2.0%	155.4	154.7	0.5%
EBITDA (1)	48.9	29.4	66.4%	16.1%	91.0	56.8	60.4%
Pay TV and Broadband Internet	44.4	29.0	53.1%	9.5%	84.9	53.1	59.8%
Operating Income	33.6	12.5	168.8%	18.6%	62.0	23.2	167.0%
Net Income	14.9	2.2	n.m.	(5.5%)	30.6	3.1	n.m.
Capex	16.4	9.7	68.4%	65.2%	26.4	25.6	2.8%
Capex as % of Revenues (%)	8.9%	6.0%	2.9pp	3.3pp	7.3%	7.9%	(0.5pp)
EBITDA minus Capex	32.5	19.6	65.4%	0.9%	64.7	31.1	107.8%
Net Debt	56.2	86.4	(35.0%)	7.9%	56.2	86.4	(35.0%)
EBITDA Margin (2) (%)	26.6%	18.1%	8.5pp	2.7pp	25.3%	17.4%	7.9pp
Pay TV and Broadband Internet	36.1%	27.5%	8.6pp	1.6pp	35.3%	25.6%	9.8pp
Net Debt to EBITDA (x)	0.3	0.7	(0.4x)	(0.0x)	0.3	0.8	(0.5x)
EBITDA Cover (x)	55.3	19.2	36.1x	7.7x	51.5	20.7	30.7x

(1) EBITDA = Operating Income + Depreciation and Amortisation.
(2) EBITDA Margin = EBITDA / Operating Revenues.

1. FINANCIAL HIGHLIGHTS

- Operating revenues increased by 10.4% y.o.y in the first half of 2004 to Euro 360.1 million. In the second quarter of 2004, operating revenues reached Euro 183.7 million, an increase of 13.0% y.o.y.

- Pay TV and Broadband Internet operating revenues increased by 15.6% y.o.y to Euro 240.3 million in the first half of 2004, representing 66.7% of PT Multimedia's consolidated revenues.

- EBITDA reached Euro 91.0 million in the first half of 2004, an increase of 60.4% y.o.y on the back of strong performance in Pay TV and Broadband Internet, which posted a 59.8% increase in EBITDA to Euro 84.9 million in the first half of 2004. In the second quarter of 2004, consolidated EBITDA amounted to Euro 48.9 million, an increase of 66.4% y.o.y.

- Consolidated EBITDA margin in the first half of 2004 rose by 7.9pp y.o.y to 25.3%. In the second quarter of 2004, consolidated EBITDA margin reached 26.6%, an increase of 8.5pp over the same period last year, as a result of margin expansion in the Pay TV and Broadband Internet business. Pay TV and Broadband Internet EBITDA margin reached 36.1% in the second quarter of 2004, an improvement of 8.6pp over the same period last year, and an increase of 1.6pp over the first quarter of 2004.

- Operating income more than doubled in the first half of 2004 when compared to the same period last year, amounting to Euro 62 million. Operating margin reached 17.2% in the first half of 2004, compared to 7.1% in the first half of 2003.

- Net income totalled Euro 30.6 million in the first half of 2004, a substantial improvement from the Euro 3.1 million booked in the first half of 2003.

- Capex rose by 2.8% y.oy in the first half of 2004 to Euro 26.4 million, equivalent to 7.3% of operating revenues.

- EBITDA minus Capex more than doubled in the first half of 2004 when compared to the same period of last year, reaching Euro 64.7 million, equivalent to 18.0% of operating revenues.

- At the end of the first half of 2004, PT Multimedia's net debt amounted to Euro 56.2 million, a reduction of Euro 9.3 million from the end of 2003. During the first half, PT Multimedia invested Euro 16.3 million in the acquisition of an additional 16.6(6)% stake in Sport TV and Euro 5.5 million in the acquisition of "Ocasião", the leading classifieds newspaper in Portugal. Additionally, PT Multimedia paid Euro 12.6 million in connection with 2003 dividends.

2. OPERATING HIGHLIGHTS

Table 2 – Key Performance Indicators

	2Q04	2Q03	y.o.y	q.o.q	1H04	1H03	y.o.y
Pay TV and Broadband Internet							
Homes Passed ('000)	2,514	2,423	3.7%	0.8%	2,514	2,423	3.7%
Bi-directional (Broadband Enabled)	2,283	2,129	7.3%	1.6%	2,283	2,129	7.3%
Pay-TV Customers [1,2] ('000)	1,487	1,369	8.6%	1.5%	1,487	1,369	8.6%
Cable	1,123	1,053	6.6%	1.1%	1,123	1,053	6.6%
DTH	364	315	15.3%	2.5%	364	315	15.3%
Net Additions ('000)	21	23	(5.8%)	(11.4%)	45	61	(26.0%)
Cable	12	15	(16.9%)	(28.7%)	30	36	(17.8%)
DTH	9	8	15.4%	32.7%	16	25	(37.8%)
Churn (%)	12.6%	13.6%	(1.0pp)	(2.0pp)	13.6%	14.8%	(1.2pp)
Penetration Rate of Cable (%)	44.7%	43.5%	1.2pp	0.2pp	44.7%	43.5%	1.2pp
Premium Subscriptions [2,3] ('000)	876	758	15.5%	2.2%	876	758	15.5%
Sports	444	408	8.8%	2.7%	444	408	8.8%
Movies	200	205	(2.5%)	4.0%	200	205	(2.5%)
Other	232	146	59.3%	(0.4%)	232	146	59.3%
Pay to Basic Ratio (%)	58.9%	55.4%	3.5pp	0.4pp	58.9%	55.4%	3.5pp
Cable Broadband Accesses ('000)	269	180	49.7%	7.6%	269	180	49.7%
Net Additions	19	17	9.6%	(2.6%)	39	39	(1.6%)
Penetration of Cable Broadband (%)	23.9%	17.1%	6.9pp	1.5pp	23.9%	17.1%	6.9pp
Blended ARPU (Euro)	25.33	23.47	7.9%	2.6%	25.02	23.42	6.8%
Pay-TV ARPU	20.87	19.71	5.9%	3.0%	20.57	19.78	4.0%
Cable Internet ARPU	25.12	29.28	(14.2%)	(4.9%)	25.75	29.92	(13.9%)
Audiovisuals							
Tickets Sold ('000)	1,658	1,918	(13.6%)	(41.6%)	4,498	4,153	8.3%
Average Attendance Rates (%)	14.2%	18.3%	(4.1pp)	(3.5pp)	17.0%	21.1%	(4.1pp)
Media							
Average Paid Circulation [4] ('000)							
Jornal de Notícias	108.7	104.4	4.1%	(14.8%)	116.8	105.5	10.8%
Diário de Noticias	41.5	49.1	(15.5%)	(3.6%)	42.2	50.5	(16.5%)
24 Horas	52.6	50.9	3.4%	3.6%	51.9	50.6	2.5%
Advertising Revenues							
Newspaper Advert. Revenues (Euro mn)	22.5	19.3	16.3%	36.5%	38.9	33.9	14.8%
Cable Advertising Revenues (Euro mn)	5.9	4.1	42.9%	51.6%	9.8	6.9	42.1%

(1) These figures are related to the total number of Pay-TV basic service customers. PTM's Pay-TV business offers several basic packages, based on different technologies, and directed to different market segments (residential, real estate and hotels), with a distinct geographical scope (mainland Portugal and the Azores and Madeira islands) and with a variable number of channels.

(2) These figures include products in temporary promotions, such as the "Try and Buy" promotion.

(3) The classification of premium packages for satellite service was changed. The initial business model for the satellite service was based on a basic package of relatively few channels (at most ten), with other channels, included in the cable basic service, being supplied as a supplementary package, and considered premium. In 2004, PT Multimedia decided to harmonize cable and satellite business models, with the satellite service now having of the same channels in the basic package as cable, which resulted in the supplementary satellite package no longer being considered as a premium service.

(4) Source: APTC and PT Multimedia since April 2004.

Pay TV and Broadband Internet

- Pay TV net additions totalled 45 thousand in the first half of 2004, with total Pay TV costumers rising by 8.6% y.oy to 1,487 thousand (1,123 thousand in cable services, 364 thousand in satellite). In the second quarter of 2004, Pay TV net additions totalled 21 thousand.
- The number of Premium subscriptions at the end of the first half of 2004 amounted to 876 thousand, an increase of 15.5% y.o.y. In the first half of 2004, Sport TV, the premium sports channel, registered

23 thousand net additions, compared to the 8 thousand net additions registered in the first half of 2003, despite the Euro 2004 football championship being broadcasted on free-to-air television.

- In April 2004, PT Multimedia completed the acquisition of a 16.6(6)% stake of Sport TV. Upon completion of this acquisition, Sport TV was guaranteed exclusive broadcasting rights for the Portuguese Football League from 2004/2005 to 2007/2008, thereby securing content critical to the growth of Sport TV. Portuguese law, which is more restrictive than most other European countries with regards to exclusive broadcasting rights for Pay TV, requires that one game of the three main football clubs per day be broadcast on free-to-air television. However, contrary to previous seasons, Sport TV from this season forward has guaranteed the broadcasting of the most important games for each season, namely games between each of the three main teams (Sport Lisboa e Benfica, Sporting Clube de Portugal and Futebol Clube do Porto), improving the value proposition of this premium channel. This factor, in addition to the growing interest in foreign leagues, in particular the English and Spanish, is expected to positively contribute toward increasing Sport TV customer loyalty, as well increasing penetration rates of this premium channel within the Pay TV client base.

- In the first half of 2004, PT Multimedia improved its basic and premium packages. Lusomundo Action, the newest premium cinema channel, exclusively dedicated to the action genre, was launched in April. Lusomundo Action is being sold as an "add-on" to PT Multimedia's other two premium movie channels, Lusomundo Premium and Lusomundo Gallery, providing a more comprehensive home cinema experience and a higher value proposition. Improvements in the quality of the Premium channel have led to a consistent increase in audience levels. In the first half of 2004, the television premiers of "The Lord of the Rings – The Two Towers", "Harry Potter and the Chamber of Secrets", and "Signs", attracted audience levels of 3.2%, 2.3%, and 2.2% respectively.

- In addition, the Discovery Channel and AXN were launched as part of the basic package, with programming grids specifically aimed at the Portuguese public. Furthermore, the Extreme Sports Channel was introduced in the digital package.

- In the first half of 2004, digitalisation of Pay TV services continued, with net additions of set-top-boxes enabled for digital services reaching 60 thousand in the first half of 2004. At the end of June 2004, PT Multimedia had over 270 thousand set-top-boxes enabled for digital services. The Request For Proposal, launched in September of 2003 for the supply of new set-top-boxes is in its final phase. Once concluded, PT Multimedia will be able to accelerate migration of its clients from analogue to digital services.

- The upgrading and integration of customer care management, billing, provisioning, and logistics systems, which started in 2003, is in its final stage of implementation, with the new systems to be operational by the end of September. The introduction of these new systems is expected to allow PT Multimedia to significantly improve customer care in its Pay TV and Broadband Internet services, once migration of customer data to the new systems has been completed.

- In conjunction with the upgrading of Information Systems, network improvement and process reengineering programmes are being implemented for Pay TV and Broadband Internet services. Operational processes inherent to customer service (service requests, booking, installation, complaints, and billing) are being revised and redesigned in order to improve quality of service levels.

- At the end of first half of 2004, broadband Internet subscribers totalled 269 thousand, an increase of 49.7% y.o.y. Broadband Internet net additions reached 39 thousand in the first half of 2004, 19 thousand of which were in the second quarter.

- In May 2004, PT Multimedia launched Zzt, the first pre-paid broadband Internet service in Portugal, aimed at further expanding the broadband Internet offer, through increasing segmentation. As a

prepaid service, Zzt lowers barriers to entry associated with "standard" broadband Internet access, by not requiring a monthly fee and allowing customers to control their levels of spending.

- Blended ARPU in the first half of 2004 totalled Euro 25.0 an increase of 6.8% y.o.y, due to greater penetration in Premium services and broadband Internet. This increase was achieved despite the dilution of broadband internet ARPU as a result of a significant increase in the customer base and the take-up of "Light" products (Euro 22.5 monthly fee versus Euro 35 for the standard service) and prepaid services.

Audiovisuals

- In the first half of 2004, PT Multimedia opened two new cinemas, one in Santa Maria da Feira, and another in Vizela, each with three theatres. During the same period, the Mundial cinema in Lisbon and the Santo António cinema in Guimarães, each with three theatres, were closed. PT Multimedia's cinema circuit currently totals 145 theatres with 25,431 seats.
- The number of cinema tickets sold in Portugal in the first half of 2004 totalled 4.5 million. This number includes an extra month of Warner Lusomundo's activity (June 2004) relative to the first half of 2003, in order to reconcile Warner Lusomudo's accounting calendar (November year end) with that of PT Multimedia (December year end). Excluding tickets sold by Warner Lusomundo in June of 2004, ticket sales amounted to 4.1 million, a decrease of 0.5% y.o.y. Ticket sales were affected by additional competition, particularly in the Lisbon metropolitan area, and by a lower number of blockbusters launched in the first half of 2004. In the second quarter, cinema attendance was also negatively affected by the Euro 2004 Football Championship and music festivals such as "Rock in Rio" Lisboa held during June. Furthermore, movie exhibition, as well as video distribution, has also been negatively impacted by increasing DVD piracy.
- In the first half of 2004, PT Multimedia distributed 45 movies, five more than in the first half of 2003. Among the films launched "The Passion of the Christ", "Van Helsing", "Brother Bear", "Along Came Poly", and "Cold Mountain" contributed most to distribution revenues.

Media

- Advertising revenues in the Media unit increased by 14.8% y.o.y, reflecting the recovery in the Portuguese advertising market. Growth in advertising revenues accelerated in the second quarter of 2004 due to incremental advertising investment related to the Euro 2004 Football Championship and "Rock in Rio" Lisboa.
- PT Multimedia's advertising market share in daily press increased by 0.2pp y.o.y in the first half of 2004. PT Multimedia newspapers accounted for 53.7% of all daily newspaper advertising investment (source: Scanpress).
- In the first half of 2004, PT Multimedia newspapers continued to promote the sale of promotional items, such as DVDs and CDs, in order to stimulate circulation and retain existing customers. These initiatives had the desired effect, with Jornal de Notícias and 24 Horas reaching record sales levels.
- Jornal de Notícias showed strong performance, with an average paid circulation of 117 thousand copies per day in the first half of 2004, an increase of 10.8% y.o.y. According to the Marketest press study, Jornal de Notícias maintains its leadership position, with an 11.3% audience share in the second quarter of 2004.
- Diário de Notícias registered an average daily paid circulation of 42.2 thousand copies in the first half of 2004, a decrease of 16.5% y.o.y.

- 24 Horas posted sustained growth in sales during the first half of 2004, with average paid circulation rate increasing by 2.5% y.o.y to 52 thousand copies per edition. In April 2004, 24 Horas average daily circulation rose to 62 thousand copies, due in part to the promotional chess game, "The Ocean's Treasure".

3. CONSOLIDATED RESULTS

Table 3 – Consolidated Income Statement

Euro million	2Q04	2Q03	y.o.y	q.o.q	1H04	1H03	y.o.y
Operating Revenues	**183.7**	**162.6**	**13.0%**	**4.2%**	**360.1**	**326.1**	**10.4%**
Services Rendered	153.6	134.7	14.0%	3.8%	301.6	262.3	15.0%
Sales and Other	30.1	27.8	8.0%	5.9%	58.5	63.8	(8.3%)
Operating Costs excluding D&A	**134.8**	**133.2**	**1.2%**	**0.4%**	**269.1**	**269.3**	**(0.1%)**
Wages and Salaries	20.4	21.2	(3.9%)	(6.4%)	42.1	42.3	(0.5%)
Costs of Telecommunications	6.8	6.5	4.6%	4.8%	13.3	12.5	6.3%
Subsidies	(0.2)	(0.1)	(63.5%)	(9.8%)	(0.3)	(0.2)	(42.2%)
Programming Costs	29.7	30.9	(3.8%)	(2.1%)	60.1	63.0	(4.7%)
Maintenance and Repairs	4.1	3.3	26.1%	19.4%	7.6	6.3	21.2%
Own Work Capitalised	(0.2)	(0.2)	(12.3%)	(8.4%)	(0.5)	(0.4)	(6.5%)
Raw Materials and Consumables	6.3	5.2	20.7%	4.7%	12.4	9.9	25.3%
Costs of Products Sold	7.0	9.3	(24.5%)	(9.5%)	14.8	23.1	(36.0%)
Marketing and Publicity	13.3	8.0	65.9%	73.4%	21.0	14.3	46.5%
Other General and Administrative	47.4	46.2	2.6%	(5.2%)	97.3	91.1	6.9%
Provisions	4.1	4.7	(13.0%)	88.5%	6.3	10.1	(37.4%)
Other Net Operating Income	(4.6)	(2.7)	(69.4%)	(169.1%)	(6.3)	(3.9)	(62.3%)
Taxes Other than Income Taxes	0.7	0.9	(24.1%)	10.4%	1.3	1.3	(1.7%)
EBITDA	**48.9**	**29.4**	**66.4%**	**16.1%**	**91.0**	**56.8**	**60.4%**
Depreciation and Amortisation	15.3	16.9	(9.6%)	10.8%	29.0	33.5	(13.4%)
Operating Income	**33.6**	**12.5**	**168.8%**	**18.6%**	**62.0**	**23.2**	**167.0%**
Other Expenses (Income)	**8.5**	**66.6**	**87.2%**	**(58.7%)**	**13.9**	**71.9**	**(80.7%)**
Net Interest Expenses	0.9	1.5	(42.1%)	(0.1%)	1.8	2.7	(35.4%)
Net Other Financial Expenses (Income)	0.5	0.2	122.6%	(11.2%)	1.1	0.2	429.5%
Equity in Losses (Earnings) of Affiliates	0.9	2.8	(68.8%)	n.m.	0.3	3.4	(92.3%)
Goodwill Amortization	3.8	3.1	25.0%	11.9%	7.2	6.4	12.7%
Losses (Gains) on Disp. of Fixed Assets	(0.0)	(0.0)	8.3%	n.m.	(0.0)	(0.1)	(89.9%)
Other Non-Oper. Expenses (Income), Net	2.4	59.0	(95.9%)	135.2%	3.5	59.2	(94.1%)
Income before Income Taxes	**25.1**	**(54.0)**	**n.m.**	**9.3%**	**48.1**	**(48.7)**	**n.m.**
Provision for Income Taxes	(9.5)	56.9	n.m.	37.3%	(16.4)	53.1	n.m.
Losses (Income) Applic. to Min. Interests	(0.8)	(0.7)	(16.4%)	118.9%	(1.1)	(1.2)	8.6%
Consolidated Net Income	**14.9**	**2.2**	**n.m.**	**(5.5%)**	**30.6**	**3.1**	**n.m.**

Consolidated Operating Revenues

Consolidated operating revenues rose by 10.4% y.o.y in the first half of 2004 to Euro 360.1 million. In the second quarter of 2004, operating revenues amounted to Euro 183.7 million, rising by 13.0% y.o.y. The Pay TV and Broadband Internet division was the main revenue growth driver of PT Multimedia.

Pay TV and Broadband Internet revenue increased by 15.6% to Euro 240.3 million in the first half of 2004, reflecting sustained client growth and increased penetration of premium services and broadband Internet.

Audiovisuals operating revenues fell by 11.0% y.o.y in the first half of 2004 to Euro 44.3 million. This decline is mainly due to the fact that the Playstation distribution contract with Sony was terminated and as a result there are no longer revenues received from the sale of Playstation consoles and associated videogames. Furthermore, video distribution revenues decreased because of (i) the loss of the Columbia video catalogue (cinema producer for Sony), (ii) the drop in DVD retail prices, and (iii) lower availability of movie titles for launch.

Operating revenues in the Media division increased by 12.2% y.o.y in the first half of 2004 to Euro 80.8 million, as a result of revenue growth from advertising (+14.8% y.o.y), circulation (+6.8% y.o.y), and the sale of promotional products (+10.8% y.o.y).

Table 4 – Consolidated Operating Revenues

Euro million	2Q04	2Q03	y.o.y	q.o.q	1H04	1H03	y.o.y
Pay TV and Broadband Internet	122.9	105.4	16.5%	4.6%	240.3	207.8	15.6%
Audiovisuals	17.9	22.3	(19.8%)	(32.5%)	44.3	49.8	(11.0%)
Media	45.7	37.2	22.8%	30.0%	80.8	72.0	12.2%
Other and Eliminations	(2.7)	(2.3)	(15.1%)	(0.2%)	(5.3)	(3.5)	(53.4%)
Total Operating Revenues	**183.7**	**162.6**	**13.0%**	**4.2%**	**360.1**	**326.1**	**10.4%**

In the first half of 2004, Pay TV and Broadband Internet revenues accounted for 66.7% of consolidated operating revenues, while Audiovisuals and Media revenues represented 12.3% and 22.4% respectively.

EBITDA

EBITDA increased by 60.4% y.o.y in the first half of 2004 to Euro 91.0 million. First half EBITDA margin reached 25.3%, an improvement of 7.9pp over the same period last year. In the second quarter of 2004, consolidated EBITDA margin reached 26.6%, an increase of 8.5pp y.o.y and an improvement of 2.7pp q.o.q.

Table 5 – EBITDA by Business Segment

Euro million	2Q04	2Q03	y.o.y	q.o.q	2Q04 Margin	1H04	y.o.y	1H04 Margin
Pay TV and Broadband Internet	44.4	29.0	53.1%	9.5%	36.1%	84.9	59.8%	35.3%
Audiovisuals	1.9	(0.3)	n.m.	(43.3%)	10.6%	5.2	10.1%	11.8%
Media	4.9	2.4	103.3%	906.4%	10.8%	5.4	130.5%	6.7%
Other and Eliminations	(2.3)	(1.7)	(31.6%)	3.5%	n.m.	(4.5)	n.m.	n.m.
Total EBITDA	**48.9**	**29.4**	**66.4%**	**16.1%**		**91.0**	**60.4%**	
EBITDA Margin (%)	26.6%	18.1%	8.5pp	2.7pp		25.3%	7.9pp	

The continuous improvement in consolidated EBITDA and margin was achieved on the back of strong performance in the Pay TV and Broadband Internet business, underpinned by a sustained increase in revenues and coupled with rigorous cost control across the board. Pay TV and Broadband Internet EBITDA margin continued to expand, reaching 36.1% in the second quarter of 2004, an increase of 8.6pp over the same period last year and1.6pp over the first quarter of 2003.

In the first half of 2004, the Pay TV and Broadband Internet business accounted for 93.3% of consolidated EBITDA, while Audiovisuals and Media represented 5.7% and 5.9% respectively.

Consolidated Operating Costs

Consolidated operating costs amounted to Euro 298.1 million in the first half of 2004, a decrease of 1.6% y.o.y, despite the 10% y.o.y increase in operating revenues.

Wages and salaries remained broadly flat in the first half of 2004, amounting to Euro 42.1 million and representing 11.7% of operating revenues. Wages and salaries in the Pay TV and Broadband Internet business (30% of consolidated wages and salaries) decreased by 10.0% in the half of 2004. Wages and salaries in Media, which corresponded to 50% of consolidated wages and salaries, increased by 4.6% y.o.y, due to higher commissions paid to the sales force in connection with increased advertising sales, salary harmonisation in Global Notícias (PT Multimedia publications company) and to the reclassification of costs associated with personal seconded by other group companies from other general and administrative expenses to this caption. In Audiovisuals, wages and salaries increased by approximately 5% y.o.y primarily because of the consolidation of seven months of Warner Lusomundo activity in the first half of 2004. Excluding this effect, Audiovisuals' wages and salaries in the first half of 2004 decreased by approximately 1% y.o.y.

Programming costs fell by 4.7% y.o.y to Euro 60.1 million in the first half of 2004, mainly as a result of the reduction in international programming costs, on the back of the renegotiation of international content supply contracts.

Costs of products sold decreased by 36.0% y.o.y to Euro 14.8 million in the first half of 2004, primarily as a result of the end of the distribution of Sony PlayStation consoles and associated games.

Marketing and publicity costs rose by 46.5% y.o.y in the first half of 2004 to Euro 21 million. Marketing and publicity costs of the Media business increased by Euro 2.2 million (+32% y.o.y) and represented 44% of this caption in the first half of 2004. This was primarily due to an increase in advertising costs related to newspaper promotional campaigns, and to the fact that printing costs of promotional gifts, previously registered in other general and administrative, are now considered in this cost item. Pay TV and Broadband Internet marketing and advertising costs (35% of consolidated marketing and advertising costs) increased by Euro 3.6 million y.o.y as a result of adverting costs incurred with the launch of the new premium cinema channel, Lusomundo Action, and the new prepaid broadband Internet service, Zzt, entirely accounted as costs of the first half. Audiovisuals marketing and advertising costs increased by Euro 1.4 million in the first half of 2004, as a result of expenditures on reinforcing advertising campaigns in video, in response to the promotional sale of DVD collections by daily newspapers and rising DVD piracy. Marketing and advertising costs represent 5.8% of consolidated revenues in the first half of 2004.

Provisions for doubtful receivables, inventories and others decreased by 37.4% y.o.y to Euro 6.3 million in the first half of 2004, primarily due to a lower level of provisioning in Pay TV and Broadband Internet business and in Audiovisuals. Provisions accounted for 1.8% of consolidated operating revenues in the first half of 2004.

Other general and administrative expenses increased by 6.9% y.o.y in the first half of 2004 to Euro 97.3 million, primarily because of higher call centre costs in Pay TV and Broadband Internet services as a result of the increased customer base, increased customer service support, and the launch of new products. In addition, with a view towards improving commercial performance and quality of service in Pay TV and Broadband Internet, certain adjustments were made with regards to Service Provider remuneration, including increasing commissions paid to these entities in the first half of 2004.

Depreciation and amortisation costs decreased by 13.4% y.o.y in the first half of 2004, totalling Euro 29.0 million. Depreciation charges exceeded capex by Euro 2.7 million in the first half of 2004, resulting in a capex to depreciation ratio of 0.9 times in the first half of 2004. This cost item represented 8.1% of consolidated operating revenues in the first half of 2004.

Net Income

Net income amounted to Euro 30.6 million in the first half of 2004, a significant improvement over the Euro 3.1 million booked in the first half of 2003.

Although second quarter net operating income increased by Euro 5.3 million (+18.6 q.o.q) over the first quarter, net income in the second quarter remained stable to the first due to a number of factors including (i) an increase in goodwill amortisation related to the acquisition of 16.6(6)% of Sport TV and the acquisition of 100% of the Ocasião classifieds newspaper, (ii) a decrease in affiliated companies' contribution, (iii) an increase of provisions from the extraordinary amortisation of certain assets related to clients' private network, and the technological evolution of some terminal equipment, namely cable modems.

Furthermore, second quarter net income was negatively impacted by the increase in income taxes, which resulted from: (i) the increase in the earnings before income taxes; (ii) the increase in non tax deductible costs, including goodwill amortisation; and (iii) the revaluation of tax losses carried forward based on the current expectations of PT Multimedia's future performance and corresponding expectations on the capacity to recover these tax losses.

4. CAPEX

Table 6 – Capex by Business Segment

Euro million	2Q04	2Q03	y.o.y	q.o.q	2Q04 % Rev.	1H04	y.o.y	1H04 % Rev.
Pay TV and Broadband Internet	12.3	8.4	47.3%	37.9%	10.0%	21.3	0.5%	8.9%
Audiovisuals	0.6	0.5	9.5%	35.0%	3.3%	1.0	(59.9%)	2.3%
Media	3.5	0.6	484.9%	626.5%	7.6%	3.9	157.6%	4.9%
Other	0.0	0.2	n.m.	n.m.	n.m.	0.1	(66.2%)	n.m.
Total Capex	**16.4**	**9.7**	**68.4%**	**65.2%**	**8.9%**	**26.4**	**2.8%**	**7.3%**

Capex increased by 2.8% y.oy in the first half of 2004 to Euro 26.4 million, equivalent to 7.3% of operating revenues.

Capex in the Pay TV and Broadband Internet business amounted to Euro 21.3 million in the first half of 2004, a 0.5% increase over the same period last year, resulting in a capex to sales ratio of 8.9%, compared to 10.2% in the first half of 2003. Approximately 40% of investment in the first quarter was made in the client network, namely terminal equipment, including digital satellite receivers, digital set-top-boxes for Pay-TV premium channel reception, and cable modems for the broadband service.

5. EBITDA MINUS CAPEX

Table 7 – EBITDA minus Capex by Business Segment

Euro million	2Q04	2Q03	y.o.y	q.o.q	2Q04 % Rev.	1H04	y.o.y	1H04 % Rev.
Pay TV and Broadband Internet	32.0	20.6	55.5%	1.5%	26.1%	63.6	99.2%	26.5%
Audiovisuals	1.3	(0.8)	n.m.	(55.2%)	7.3%	4.2	(93.3%)	9.5%
Media	1.5	1.8	(20.0%)	n.m.	3.2%	1.5	80.1%	1.8%
Other	(2.3)	(2.0)	n.m.	n.m.	n.m.	(4.6)	n.m.	n.m.
Total	**32.5**	**19.6**	**65.4%**	**182.9%**	**17.7%**	**64.7**	**107.8%**	**18.0%**

EBITDA minus Capex more than doubled in the first half of 2004 when compared to the same period last year, reaching Euro 64.7 million, equivalent to 18.0% of operating revenues. Of PT Multimedia's Capex, 98.4% was generated by the Pay TV and Broadband Internet division, which experienced strong growth in EBITDA combined with capex control and rationalisation.

6. CONSOLIDATED BALANCE SHEET

Table 8 – Consolidated Balance Sheet

Euro million	30 June 2004	31 December 2003
Current Assets	268.9	299.3
Cash and Cash Equivalents	20.0	25.6
Accounts Receivable-Trade, Net	97.7	112.9
Accounts Receivable-Other, Net	53.1	47.6
Inventories, Net	13.8	15.6
Prepaid Expenses and Other Current Assets	19.6	18.2
Deferred Taxes	64.6	79.3
Investments, Net	69.6	59.2
Fixed Assets, Net	297.2	295.1
Intangible Assets, Net	20.4	31.8
Goodwill, Net	235.4	215.3
Other Assets	2.4	-
Total Assets	**893.8**	**900.7**
Current Liabilities	258.9	295.2
Short Term Debt	15.0	6.5
Accounts Payable-Trade	127.8	167.0
Accounts Payable-Other	32.3	33.1
Accrued Expenses	56.2	59.4
Taxes Payable	17.1	19.2
Deferred Income	5.9	5.6
Deferred Taxes	4.6	4.6
Medium and Long Term Debt	76.2	78.2
Other Non-Current Liabilities	138.5	125.9
Total Liabilities	**473.6**	**499.3**
Minority Interests	**10.7**	**9.8**
Total Shareholders' Equity	**409.5**	**391.5**
Total Liabilities, Minorities and Shareholders' Equity	**893.8**	**900.7**

PT Multimedia's equity to total assets ratio increased from 43.5% at 31 December 2003 to 45.8% at 30 June 2004 while the net debt to total assets ratio decreased from 7.3% at year-end 2003 to 6.3% at the end of June, 2004. As at 31 June 2004, goodwill represented 26.3% of total assets.

As at 30 June 2004, PT Multimedia's net debt to EBITDA ratio was 0.3 times and EBITDA cover was 51.5 times.

Consolidated Net Debt

Table 9 – Consolidated Net Debt

Euro million	30 June 2004	31 December 2003	Δ y.o.y	y.o.y
Short Term	**15.0**	**21.5**	**(6.4)**	**(30.0%)**
Medium and Long Term	**76.2**	**78.2**	**(2.0)**	**(2.5%)**
Shareholder Loans	67.3	67.3	0.0	0.0%
Commercial Paper	9.0	10.9	(2.0)	(17.9%)
Total Indebtedness	**91.2**	**99.6**	**(8.4)**	**(8.4%)**
Cash and Cash Equivalents	35.0	34.1	0.9	2.6%
Net Debt	**56.2**	**65.5**	**(9.3)**	**(14.2%)**

As at 30 June 2004, total indebtedness was Euro 91.2 million, of which 83.5% was medium and long term. As at 30 June 2004, 83.3% of total indebtedness was in the form of shareholder loans granted by Portugal Telecom.

Adjusting for cash and cash equivalents as at 30 June 2004, net debt stood at Euro 56.2 million, a decrease of Euro 9.3 million compared to 31 December 2003. This reduction is explained by the Euro 64.7 million of operating cash flow generated during the first half of 2004, which was in part offset by (i) the investment of Euro16.3 million in the acquisition of 16.6(6)% of Sport TV and Euro 5.5 million in the acquisition of the classifieds newspaper, Ocasião; (ii) the payment of Euro 12.6 million related to 2003 dividends; and (iii) investment of Euro17.0 million in working capital, primarily related to the payment to Sony in connection with the termination of videos and videogames supply contracts.

Shareholders' Equity

As at 30 June 2004, shareholders' equity amounted to Euro 409.5 million, an increase of Euro 18.0 million from the end of last year, resulting from the net income generated during the period of Euro 30.6 million, which was partially offset by the Euro 12.6 million dividends paid for the year ended 31 December 2003.

7. PAY TV AND BROADBAND INTERNET BUSINESS

Table 10 – Pay-TV and Broadband Internet Income Statement

Euro million	2Q04	2Q03	y.o.y	q.o.q	1H04	1H03	y.o.y
Operating Revenues	**122.9**	**105.4**	**16.5%**	**4.6%**	**240.3**	**207.8**	**15.6%**
Pay TV	93.5	81.6	14.5%	4.0%	183.3	162.2	13.0%
Broadband	19.8	15.8	25.7%	2.3%	39.3	30.4	29.3%
Advertising	5.9	4.1	42.9%	51.6%	9.8	6.9	42.1%
Other	3.6	3.9	(6.0%)	(14.4%)	7.9	8.3	(4.8%)
Operating Costs excluding D&A	**78.5**	**76.4**	**2.7%**	**2.0%**	**155.4**	**154.7**	**0.5%**
Wages and Salaries	5.8	6.8	(14.4%)	(14.8%)	12.6	14.0	(10.0%)
Costs of Telecommunications	6.8	6.4	5.6%	4.8%	13.3	12.4	6.8%
Programming Costs	29.7	30.9	(3.8%)	(2.1%)	60.1	63.0	(4.7%)
Maintenance and Repairs	3.6	2.8	27.1%	21.2%	6.5	5.2	25.2%
Marketing and Publicity	4.9	2.4	107.9%	101.6%	7.3	3.7	101.2%
Other General & Administrative	24.3	22.4	8.8%	(7.1%)	50.5	45.0	12.3%
Costs of Products Sold	2.2	1.6	32.2%	23.5%	3.9	3.6	9.3%
Provisions	2.7	1.7	59.4%	190.5%	3.6	6.2	(42.4%)
Taxes Other than Income Taxes	0.5	0.6	(18.1%)	27.5%	0.9	0.8	7.9%
Other Net Operating Income	(2.0)	0.9	n.m.	(41.7%)	(3.4)	0.7	n.m.
EBITDA	**44.4**	**29.0**	**53.1%**	**9.5%**	**84.9**	**53.1**	**59.8%**
Depreciation and Amortisation	11.4	13.5	(15.5%)	18.2%	21.0	26.5	(20.8%)
Operating Income	**33.0**	**15.5**	**112.8%**	**6.8%**	**63.9**	**26.6**	**140.2%**
EBITDA Margin	36.1%	27.5%	8.6pp	1.6pp	35.3%	25.6%	9.8pp
Capex	12.3	8.4	47.3%	37.9%	21.3	21.2	0.5%
Capex as % of Revenues	10.0%	7.9%	2.1pp	2.4pp	8.9%	10.2%	(1.3pp)

Operating revenues in Pay TV and Broadband Internet amounted to Euro 240.3 million in the first half of 2004, an increase of 15.6% y.o.y, as a result of sustained revenue growth from Pay-TV, broadband Internet and advertising.

Pay TV revenues amounted to Euro 183.3 million, an increase of 13.0% y.o.y, as a result of the 8.6% y.o.y increase in the customer base coupled with a 4.0% y.o.y increase in ARPU, due to greater penetration of premium services.

Broadband Internet revenues totalled Euro 39.3 million, an increase of 29.3% y.o.y, due to robust growth in the number of accesses, despite the dilution of ARPU as a result of the increase in penetration and the take-up of "Light" products (Euro 22.5 monthly fee versus Euro 35 for the standard service) and prepaid services.

Advertising revenues amounted to Euro 9.8 million, an increase of 42.1% y.o.y, due to the progressive increase in Pay TV audience levels.

EBITDA rose by 59.8% y.o.y in the first half of 2004 to Euro 84.9 million, equivalent to a margin of 35.3%, an improvement of 9.8pp over the same period last year. Additionally, EBITDA margin grew sequentially, reaching 36.1% in the second quarter, corresponding to an increase of 8.6pp over the same period last year and an improvement of 1.6pp when compared to first quarter of 2004.

This margin performance has been achieved against top line growth, through continued and increasing investment in marketing, and by the effective cost rationalisation programme, with particular emphasis on the renegotiation of programming contracts and staff reduction.

Programming costs totalled Euro 60 million, a decrease of 4.7% y.o.y, despite higher programming costs related to Sport TV. Around 45% of programming costs are from the premium sports channel, Sport TV. As Sport TV costs are defined as a percentage of the revenues generated by the channel, an increase in subscribers of 8.8% and an increase in price of 6% led to an increase in Sport TV costs of approximately 10% y.oy. The costs of locally produced channels, which represented almost 30% of total programming costs, increased by 17.5% y.o.y due to the indexing to the number of subscribers, the launch of the SIC Mulher channel in March of 2003, and the fact that the terms of the local channel supply contracts do not yet allow for price renegotiation. The decrease in programming costs thus reflects the renegotiation of international programming contracts. Despite the inclusion of more international channels in the basic package, international programming costs decreased by 37% y.o.y.

Wages and salaries decreased by 10% y.o.y, as a result of the integration of Pay TV and Broadband Internet regional structures into a single legal entity and staff reduction undertaken last year.

Increases in marketing and publicity costs and in other general and administrative expenses were related to greater commercial activity and the launch of new products. The increase in advertising and marketing costs of Euro 3.6 million in the first half of 2004 was a result of costs associated with advertising for the new premium channel, Lusomundo Action, and the new prepaid broadband Internet service, Zzt. There was also an increase in general and administrative expenses essentially associated with higher call centre costs, related with an increasing customer base, an improvement in customer support, and the launch of new products. In an effort to improve sales performance and quality of service, Service Provider remuneration underwent some adjustments, which led to an increase in commissions paid to these entities.

Pay TV and Broadband Internet capex amounted to Euro 21.3 million, approximately the same as in the first half of 2003, resulting in a capex to sales ratio of 8.9%, which compares to 10.2% in the first half of 2003. Approximately 40% of investment in the first half of 2004 was made on the client network, namely on terminal equipment, including digital satellite receivers, digital set-top-boxes for Pay TV premium channel reception, and cable modems for the broadband service.

EBITDA minus Capex approximately doubled from the first half of 2003, reaching Euro 63.6 million at the end of June 2004.

8. AUDIOVISUALS BUSINESS

Table 11 – Audiovisuals Income Statement

Euro million	2Q04	2Q03	y.o.y	q.o.q	1H04	1H03	y.o.y
Operating Revenues	**17.9**	**22.3**	**(19.8%)**	**(32.5%)**	**44.3**	**49.8**	**(11.0%)**
Theatrical Exhibition	9.0	10.2	(11.8%)	(41.7%)	24.5	22.0	11.5%
Film Distribution	1.4	1.5	(5.1%)	(16.8%)	3.2	3.0	4.5%
Exhibition Rights	1.6	1.3	23.9%	27.3%	2.8	1.3	105.6%
Video	6.2	5.2	20.5%	(1.0%)	12.5	14.7	(14.5%)
Videogames	(0.2)	3.7	n.m.	n.m.	1.2	8.3	(85.5%)
Other	(0.2)	0.3	n.m.	n.m.	0.1	0.4	(74.4%)
Operating Costs excluding D&A	**16.0**	**22.6**	**(29.2%)**	**(31.0%)**	**39.1**	**45.0**	**(13.2%)**
Costs of Products Sold	1.2	5.2	(77.5%)	(71.0%)	5.2	13.4	(61.1%)
Marketing and Publicity	2.6	2.0	32.6%	21.1%	4.8	3.4	41.8%
Other General & Administrative	11.3	13.2	(14.7%)	(22.6%)	25.9	24.7	4.5%
Wages and Salaries	2.5	2.7	(9.6%)	(6.4%)	5.1	4.9	5.1%
Provisions	(1.0)	0.3	n.m.	n.m.	(1.0)	0.9	n.m.
Other Net Operating Income	(0.6)	(0.9)	32.5%	(122.5%)	(0.9)	(2.3)	60.7%
EBITDA	**1.9**	**(0.3)**	***n.m.***	**(43.3%)**	**5.2**	**4.8**	**10.1%**
Depreciation and Amortisation	1.7	1.4	24.1%	(12.8%)	3.7	3.2	17.2%
Operating Income	**0.2**	**(1.7)**	**n.m.**	**(88.7%)**	**1.5**	**1.6**	**4.6%**
EBITDA Margin	10.6%	(1.3%)	11.9pp	(2.0pp)	11.8%	9.6%	2.3pp
Capex	0.6	0.5	9.5%	35.0%	1.0	2.6	(59.9%)
Capex as % of Revenues	3.3%	2.4%	0.9pp	1.7pp	2.3%	5.2%	(2.9pp)

In the first half of 2004, Warner Lusomundo's fiscal year (November year end) was reconciled with that of PT Multimedia (December year end). This alignment implied that seven months of Warner Lusomundo activity (from December of 2003 to June of 2004) being incorporated in the first half 2004, while the first half 2003 reflected Warner Lusomundo activity from December 2002 to June 2003.

Additionally, following Sony's decision to operate directly in the country (as of April 1, 2004), in line with its decision at worldwide level, PT Multimedia has ceased to distribute of the PlayStation console and associated videogames, as well as the Columbia video catalogue (Sony Group cinema producer).

Audiovisuals operating revenues amounted to Euro 44.3 million in the first half of 2004, a decrease of 11.0% y.o.y. Excluding Warner Lusomundo June 2004 revenues and revenues obtained in the first half of 2003 and 2004 with Sony products (Playstation consoles, videogames, and Columbia video), audiovisuals revenues for the first half of 2004 amounted to Euro 40.2 million, an increase of 2.3% y.o.y.

Cinema exhibition revenues, excluding Warner Lusomundo 2004 June revenues, amounted to Euro 22.6 million, growing by 2.6% y.o.y on the back of an average increase of 3% in ticket sales price.

Film distribution revenues were up by 4.5% y.o.y in the first half of 2004, primarily due to the success of the blockbuster "The Passion of the Christ", launched in the first quarter, and other films such as "Van Helsing", "Brother Bear", "Along Came Poly" and "Cold Mountain". Revenues also benefited from the success of "Finding Nemo" and "Mona Lisa Smile" that were launched at the end of 2003 and continued to be exhibited in the beginning of 2004.

Video revenues decreased by 14.5% y.o.y in the first half of 2004, on back of (i) the end of Columbia videos distribution as of April 1, 2004, (ii) the lack of best selling movie titles, although "Pirates of the Caribbean" and "Lion King 3" were launched successfully in the first quarter and "Finding Nemo" in the

second. Performance of this segment was also affected by reductions in the retail sales price of DVDs and increased DVD piracy.

The drop in videogames revenues is explained by the end of the distribution contract of Sony's Playstation and associated videogames as of 1 April 2004. As a result, videogames revenue for the first half of 2004 only corresponds to sales up to 31 March 2004, less the subsequent returns which justifies the negative revenue figure in the second quarter of 2004.

Audiovisual's EBITDA totalled Euro 5.2 million, corresponding to margin of 11.8%. Excluding Warner Lusomundo's June 2004 EBITDA and first half 2004 EBITDA derived from Sony products, audiovisuals EBITDA in the first half of 2004 amounted to Euro 5.6 million.

Capex in the audiovisual business totalled Euro 1.0 million in the first half of 2004, Euro 1.6 million less than in the same period of last year and equivalent to 2.3% of revenues. EBITDA minus Capex increased by Euro 2 million y.o.y, totalling Euro 4.2 million in the first half of 2004.

9. MEDIA BUSINESS

Table 12 – Media Income Statement

Euro million	2Q04	2Q03	y.o.y	q.o.q	1H04	1H03	y.o.y
Operating Revenues	**45.7**	**37.2**	**22.8%**	**30.0%**	**80.8**	**72.0**	**12.2%**
Advertising	22.5	19.3	16.3%	36.5%	38.9	33.9	14.8%
Copies Sold	11.1	10.2	9.3%	0.5%	22.2	20.7	6.8%
Complementary Products	10.8	8.4	28.5%	60.2%	17.5	15.8	10.8%
Other	1.3	(0.7)	n.m.	46.4%	2.2	1.6	42.4%
Operating Costs excluding D&A	**40.8**	**34.8**	**17.2%**	**17.7%**	**75.4**	**69.7**	**8.3%**
Costs of Products Sold	5.5	4.2	30.3%	26.8%	9.8	9.4	4.5%
Raw Materials and Consumables	5.6	4.8	17.5%	16.4%	10.4	9.2	13.0%
Marketing and Publicity	5.9	3.6	62.7%	71.7%	9.3	7.0	32.0%
Other General & Administrative	10.3	9.7	5.6%	0.1%	20.5	20.6	(0.3%)
Wages and Salaries	11.0	10.1	8.7%	4.3%	21.5	20.5	4.6%
Provisions	2.4	2.2	13.0%	86.4%	3.7	2.6	42.9%
Other Net Operating Income	0.2	0.3	(32.5%)	n.m.	0.2	0.3	(34.7%)
EBITDA	**4.9**	**2.4**	**103.3%**	**906.4%**	**5.4**	**2.3**	**130.5%**
Depreciation and Amortisation	1.8	1.5	23.7%	(1.1%)	3.6	3.0	20.3%
Operating Income	**3.1**	**1.0**	**222.7%**	**n.m.**	**1.8**	**(0.7)**	**n.m.**
EBITDA Margin	10.8%	6.5%	4.3pp	9.4pp	6.7%	3.3%	3.4pp
Capex	3.5	0.6	484.9%	626.5%	3.9	1.5	157.6%
Capex as % of Revenues	7.6%	1.6%	6.0pp	6.2pp	4.9%	2.1%	2.7pp

Operating revenues grew 12.2% y.o.y to Euro 80.8 million at the end of June 2004. This increase is due to the increase in advertising revenues, circulation, and the sale of promotional items in the period.

Media advertising revenues increased by 14.8% y.o.y in the first half of 2004, reflecting a recovery in the advertising market. The growth in advertising sales peaked in the second quarter (16.3% y.o.y.) with two major events taking place at that time, the Euro 2004 Football Championship and Rock in Rio Lisboa.

Newspaper and magazine sales rose by 6.8% y.o.y, as a result of an increase in paid circulation both in Jornal de Notícias and in 24 Horas, as well as an increase in the cover price of the newspapers. First half revenues associated with the sale of promotional products increased by 10.8% y.o.y in the first half of 2004.

EBITDA amounted to Euro 5.4 million in the first half of 2004, an improvement of Euro 3.1 million over the same period last year, primarily due to the increase in advertising revenues. The increase in advertising revenues also explains the 3.4pp y.o.y increase in EBITDA margin.

Capex in the Media business totalled Euro 3.9 million, equivalent to 4.9% of revenue. The increase in capex of Euro 2.4 million over the same period of last year was due to the renewal of printing equipment at Gráfica Funchalense, corresponding to an investment of Euro 2.8 million.

EBITDA minus Capex amounted to Euro 1.5 million, an improvement when compared to Euro 0.8 million booked in the first half of 2003.

10. RECENT DEVELOPMENTS

- In July 2004, PT Multimedia made an inter-company loan to its subsidiary PT Conteúdos in the amount of Euro 40 million, which was used to finance Sport TV, its 50% affiliate, through additional paid-in capital contributions of the same amount. In addition, on September 2004, PT Multimedia approved the granting of a guarantee to Sport TV, together with PPTV – Publicidade de Portugal e Televisão, S.A. (the other 50% shareholder of Sport TV) in connection with a loan obtained by Sport TV to finance the acquisition of broadcasting rights relating to the Portuguese football league matches during the 2004/2005 to 2007/2008 seasons.
- On August 3, 2004, Global Notícias acquired an additional 52.51% stake in Naveprinter for Euro 5 million. As a result of this acquisition, Global Notícias now owns 90.98% of Naveprinter. In addition, Global Notícias signed an agreement with Gestgráfica, SGPS, S.A., to buy the remaining 9.02% stake of Naveprinter for Euro 859 thousand. This agreement has no time limit for completion and the price per share is equal to the price per share paid in connection with the acquisition made on August 3, 2004.

Contacts: Luís Pacheco de Melo, Chief Financial Officer
lmelo@pt-multimedia.pt

Lídia Falcão, Investor Relations
lidia.m.falcao@pt-multimedia.pt

Tel.: +351.21.7824725
Fax: +351.21.7824735

PT Multimedia is listed on the Euronext Stock Exchange. Information may be accessed on Reuters under the symbol PTMN.IN and on Bloomberg under the symbol PTM PL.